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                              June 2, 2021

       Matthew Hammond, Ph.D.
       Chief Financial Officer
       Therapeutics Acquisition Corp.
       200 Berkeley Street, 18th Floor
       Boston, MA 02116

                                                        Re: Therapeutics
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 25, 2021
                                                            File No. 333-254600

       Dear Dr. Hammond:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       The Board's Reasons for the Business Combination, page 110

   1.                                                   We reissue comment 5.
Rather than revise to disclose what was addressed at the October
                                                        28, 2020 board meeting
as requested, you deleted all disclosure regarding the meeting.
                                                        Revise to address what
aspect of the "potential business combination targets" were
                                                        addressed at the
October 28, 2020 board meeting. Clarify the targets to which you refer when you state on page
104, "RACA   s management team did not pursue a potential
                                                        transaction with the
other potential acquisition targets for a variety of factors, including the ability to reach a
valuation that was acceptable to both sides and mutual decisions to
 Matthew Hammond, Ph.D.
Therapeutics Acquisition Corp.
June 2, 2021
Page 2
         pursue potential alternative transactions." Your revised disclosure regarding Company A and Company B indicates that RACA terminated the discussions, not that the decision was mutual.
2. Refer to comments 7 and 8. Disclose the "cash runway" information POINT provided, or provide your analysis why this information would not be material to investors. Revise your disclosure to address this information in laypersons terms, or otherwise define your understanding of the term "cash runway" at its first use.
3. We reissue comment 10. Our comment sought clarification of how the initial $565 million amount was determined as the amount to be included in the January 14, 2021 offer, not the discount-to-comparables rationale, which you have disclosed. You disclose that it was believed POINT should be valued at a discount to Endocyte, Inc. and
         Advanced Accelerator Applications S.A., but as those companies were valued at $1.8 billion and $3.7 billion, respectively, at the relevant time, as disclosed on page 115, whereas the initial offer for POINT was $565 million, there was a wide range of potential valuations. We note, for example, that in discussing those same companies on page 115, you disclose that "the implied enterprise value for POINT of $639 million was at a discount to each of the market capitalizations of the Precedent Transaction
         Comparables." Clarify what calculations were made or what discount valuation was used to determine that opening offer of $565 million.
U.S. Federal Income Tax Considerations, page 135

4. We reissue comment 11. You provide disclosure of tax consequences to current RACA shareholders if they elect to redeem their shares, and for those who do not redeem, you added disclosure that, "[i]f a holder of RACA Common Stock does not elect to have their
         RACA Common Stock redeemed for cash in the Redemption, then such holder will not have a sale, taxable exchange or taxable redemption of such common stock . . . and will recognize no taxable gain or loss as a result of the consummation of the Business
         Combination." RACA shareholders who do not redeem, however, will have their RACA shares exchanged for shares in New POINT. Tell us why, or revise to clarify why the same potential and uncertain tax consequences of the business combination pursuant to Section 368(a), and why the holding period calculations and other information provided with respect to original POINT shareholders (described beginning on page 141) does not also apply to RACA public shareholders.
Information  About Point, page Hammond,
FirstName LastNameMatthew       169        Ph.D.
Comapany
5.          NameTherapeutics
       We reissue   comment 14.Acquisition Corp.
                                  We note the graphic reoriented on page 181;
however, the font
June 2,is2021
          smaller
              Pagethan
                    2 in the prior amendment and is not legible. Please revise.
FirstName LastName
 Matthew Hammond, Ph.D.
FirstName  LastNameMatthew
Therapeutics Acquisition Corp.Hammond, Ph.D.
Comapany
June 2, 2021NameTherapeutics Acquisition Corp.
June 2,
Page 3 2021 Page 3
FirstName LastName
       You may contact Eric Atallah at (202) 551-3663 or Brian Cascio at (202) 551-3676 if
you have questions regarding the financial statements and related matters. Please contact Abby
Adams at (202) 551-6902 or Christopher Edwards at (202) 551-6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Laurie Burlingame, Esq.